WOODBRIDGE FINANCIAL GROUP, LLC AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2015

ASSETS		
Cash	$	37,967
Accounts receivable		4,507
Prepaid expenses		1,764
Deposits		4,799
Property and equipment, net		-
TOTAL ASSETS	$	49,037
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	5,823
Deferred rent		-
Total liabilities		5,823
Members' equity		43,214
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	49,037

See accompanying notes to consolidated financial statements.